UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Result of AGM dated 07 May 2026

RENTOKIL INITIAL PLC

RESULTS OF ANNUAL GENERAL MEETING 2026 ('AGM')

At the AGM of Rentokil Initial plc duly convened and held at, and broadcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY on 7 May 2026 at 2.00pm, each resolution as set out in the notice of meeting dated 25 March 2026 was passed on a poll. The results are set out below and will be placed on the Company website at www.rentokil-initial.com/investors.

RESOLUTION		VOTES FOR1%		VOTES AGAINST	%	TOTAL VOTES	% of ISC VOTED	VOTES WITHHELD2
1	To receive the audited financial statements and the directors' and auditors' report thereon	2,158,322,403	99.45	12,027,086	0.55	2,170,349,489	85.92%	3,446,520
2	To approve the Directors' Remuneration Report	2,005,451,583	92.27	167,995,525	7.73	2,173,447,108	86.04%	382,201
3	To declare a final dividend	2,165,477,509	99.62	8,254,254	0.38	2,173,731,763	86.05%	97,546
4	To re-elect Richard Solomons as a Director	1,859,816,024	88.65	238,148,486	11.35	2,097,964,510	83.05%	75,864,799
5	To elect Mike Duffy as a Director	2,153,390,646	99.07	20,291,048	0.93	2,173,681,694	86.05%	147,615
6	To re-elect Paul Edgecliffe-Johnson as a Director	2,143,431,378	98.61	30,253,720	1.39	2,173,685,098	86.05%	144,211
7	To re-elect Brian Baldwin as a Director	2,104,440,618	96.89	67,645,226	3.11	2,172,085,844	85.99%	1,743,465
8	To re-elect David Frear as a Director	2,105,881,801	96.95	66,207,813	3.05	2,172,089,614	85.99%	1,739,695
9	To re-elect Sally Johnson as a Director	2,110,856,479	97.11	62,826,243	2.89	2,173,682,722	86.05%	146,587
10	To elect Sam Mitchell as a Director	2,156,022,250	99.26	16,060,338	0.74	2,172,082,588	85.99%	1,746,721
11	To re-elect John Pettigrew as a Director	2,109,848,179	97.13	62,238,644	2.87	2,172,086,823	85.99%	1,742,486
12	To elect Leanne Sheraton as a Director	2,157,211,090	99.24	16,461,603	0.76	2,173,672,693	86.05%	156,616
13	To re-elect Cathy Turner as a Director	2,100,121,219	96.62	73,562,050	3.38	2,173,683,269	86.05%	146,040
14	To re-appoint PricewaterhouseCoopers LLP as auditor	2,165,006,821	99.60	8,671,328	0.40	2,173,678,149	86.05%	151,160
15	To authorise the directors to agree the auditors' remuneration	2,164,985,364	99.61	8,566,009	0.39	2,173,551,373	86.05%	277,936
16	To authorise the making of political donations	2,140,270,134	98.94	22,848,451	1.06	2,163,118,585	85.63%	10,710,724
17	To approve the Rentokil Initial plc Share Plan	2,084,969,110	96.06	85,626,996	3.94	2,170,596,106	85.93%	3,233,203
18	To approve the Rentokil Initial plc Executive Director Buyout Plan	2,127,241,297	97.88	46,145,689	2.12	2,173,386,986	86.04%	442,323
19	To authorise the directors to allot shares	2,041,768,413	93.93	131,896,601	6.07	2,173,665,014	86.05%	164,295
20	To disapply statutory pre-emption rights	1,994,095,629	91.74	179,430,481	8.26	2,173,526,110	86.04%	303,199
21	To disapply statutory pre-emption rights for acquisitions and specified capital investments	1,877,208,232	86.36	296,404,442	13.64	2,173,612,674	86.05%	216,635
22	To authorise the Directors to make market purchases of the Company's own shares	2,162,771,112	99.55	9,877,090	0.45	2,172,648,202	86.01%	1,181,107
23	To authorise the calling of a general meeting (other than an annual general meeting) on 14 days' clear notice	2,022,732,708	93.06	150,944,414	6.94	2,173,677,122	86.05%	152,187

1. Votes For include those votes giving the Chair discretion.
2. A vote withheld is not a vote in law and is not counted in the calculation of proportion of votes cast for or against a resolution.

The number of ordinary shares in issue at close of business on 6 May 2026 was 2,526,039,885 ordinary shares of 1p each. Resolutions 20 to 23 were proposed as special resolutions. A copy of the resolutions can be found in the Notice of Meeting available at www.rentokil-initial.com/agm.

A copy of the resolutions passed concerning special business has been submitted and will shortly be available for inspection at the National Storage Mechanism located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Enquiries:

Group General Counsel and Company Secretary:	Rachel Canham	Rentokil Initial plc	+44 (0)1293 858000

Media:	Malcolm Padley	Rentokil Initial plc	+44 (0)1293 858000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 May 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary

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